Exhibit 99.1

Enerplus Resources Fund
The Dome Tower
3000, 333-7th Avenue SW
Calgary, Alberta T2P 2Z1
Tel 403.298.2200
Fax 403.298.2211
www.enerplus.com
September 15, 2006
FOR IMMEDIATE RELEASE
Enerplus Resources Fund
TSX: ERF.UN
NYSE: ERF

ENERPLUS UPDATES COMMODITY RISK MANAGEMENT PROGRAM

Enerplus Resources Fund provides the following update with respect to our on-going commodity risk management program. The following tables outline the Fund’s risk management positions as of September 15, 2006:

Crude Oil		WTI US$/bbl
Term	Daily Volumes bbls/day	Purchased Put	Sold Put

Present to end of Q4 2006	1,500	$50.00	$41.00
Present to end of Q4 2006	3,000	$53.00	$43.00
Q4 2006 *	5,000	$70.00	-
Calendar 2007 *	5,000	$71.00	-
Calendar 2007 *	2,500	$68.00	-

Natural Gas		AECO CDN$/Mcf
Term	Daily Volumes MMcf/day	Sold Call	Purchased Put	Fixed Price and Swaps

Current to October 31 2006	23.7	-	-	$5.24 - $5.47
Current to October 31 2006	28.4	-	$7.38	-
Winter (Nov 06 - Mar 07) *	6.6	$11.45	$7.70	-
Winter (Nov 06 - Mar 07) *	6.6	$11.45	$9.00	-
Summer (Apr 07 - Oct 07) *	6.6	$9.00	$7.49	-
Summer (Apr 07 - Oct 07) *	6.6	$10.02	$7.49	-
Current to 2010 (physical escalating price)	2.0	-	-	$2.52

* New positions entered into after the release of our Q2 2006 results.

These risk management positions should be reviewed in conjunction with the Fund’s production profile as outlined below:

Year-To-Date Production Volumes (to June 30, 2006)
	Before Royalties*	After Royalties

Crude Oil (bbls/day)	36,122	29,259
Natural Gas (Mcf/day)	269,922	218,637
NGL’s (bbs/day)	4,634	3,754
Total BOE/day (6:1)	85,743	69,452

* assuming a 19% royalty rate

Enerplus has approximately $18 million in premium costs related to this program that are being amortized over the term of the instruments.

For further information, please contact the Investor Relations Department at 1-800-319-6462 or email investorrelations@enerplus.com.

Gordon J. Kerr
President & Chief Executive Officer
Enerplus Resources Fund

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as “expects”, “projects”, “plans” and similar expressions, are forward-looking information that represents management of Enerplus’ internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Enerplus. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Enerplus’ actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Enerplus’ filings with the Canadian and U.S. securities authorities. Accordingly, holders of Enerplus Trust Units and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted.